Exhibit (a)(11)

From: Lenore Ahlquist

Sent: Thursday, May 10, 2007 11:22 AM To: Lenore Ahlquist

Subject: IMPORTANT MESSAGE: Extension of Offer to Rescind Certain Restricted Share Grants to May 23, 2007

Dear Employees:

Attached is an important announcement regarding the extension of First Albany’s offer to eligible employees of the opportunity to rescind certain restricted stock award agreements in return for an award of stock appreciation rights (the “Offer”).

If you should have any questions regarding this announcement or the Offer generally, please contact Peter, Brian or me.

Thank you and regards,Trish

Patricia Arciero-Craig Managing Director Deputy General CounselFirst Albany Capital Inc. 677 Broadway Albany, New York 12207(518) 447-7946 (518) 447-7933 (fax) (800) 887-4129 (e-fax) patricia.craig@fac.com

First Albany is required by regulation to review and retain both outgoing and incoming electronic correspondence. First Albany may be required to produce e-mail records to regulatory authorities or others with legal rights to the information. E-mail transmission cannot be guaranteed to be secure, timely or error-free.

The information in this email may be confidential and/or legally privileged. It is intended solely for the addressee. Access to this email by anyone other than the addressee is unauthorized. If you are not the intended recipient, please contact the sender and destroy any copies of this message and any attachments. Any unauthorized use or dissemination or any action taken or omitted to be taken in reliance on it, is prohibited and may be unlawful. This communication is neither an offer to sell nor a solicitation of an offer to buy any security or other investment product.